4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

October 7, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Texas Capital Bancshares, Inc.
Issuer CIK:	0001077428
Issuer File Number:	001-34657
Form Type:	8-A12B
Form 8-A Filing Date:	October 7, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following securities under the Securities Exchange Act of 1934:

Common Stock, par value $0.01 per share

5.75% Non-Cumulative Perpetual Preferred Stock Series B, par value $0.01 per share

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC